Filed pursuant to Rule 433

Registration No. 333-264984

March 9, 2023

Final Term Sheet

5.50% First Mortgage Bonds due 2053 (the “Notes”)

Secured Medium-Term Notes, Series M

IDAHO POWER COMPANY

Issuer: Idaho Power Company

Trade Date: March 9, 2023

Original Issue Date/Settlement Date: March 14, 2023, which is the third business day following the Trade Date, or “T+3.” Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement

Principal Amount: $400,000,000

Original Interest Accrual Date: March 14, 2023

Price to Public: 99.057% of Principal Amount, plus accrued interest, if any, from the Original Issue Date

Purchasers’ Discount: 0.875%

Proceeds to the Company: 98.182%

Interest Rate: 5.50% per annum

Anticipated Ratings:*

Standard & Poor’s Ratings Services: “A-”

Moody’s Investors Service: “A2”

Anticipated Use of Proceeds: To pay at maturity Idaho Power Company’s $75 million 2.5% First Mortgage Bonds due April 2023, to payoff commercial paper borrowings, bearing interest at a weighted average interest rate of 4.97%, to pay all or part of Idaho Power Company’s $150 million term loan used for general corporate purposes, including funding capital projects, and bearing interest at floating rates based on the Secured Overnight Financing Rate (“SOFR”) and matures in March of 2024, to fund a portion of Idaho Power Company’s capital expenditures, and for other general corporate purposes.

Interest Payment Dates: March 15 and September 15, commencing September 15, 2023

Redemption: As specified in Pricing Supplement No. 1 dated March 9, 2023

Make-whole Call: Prior to September 15, 2052, the greater of

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call: On or after September 15, 2052, 100% of the principal amount to be redeemed

Maturity Date: March 15, 2053

CUSIP: 45138LBH5

Purchasers:

J.P. Morgan Securities LLC ($112,000,000)

U.S. Bancorp Investments, Inc. ($104,000,000)

Wells Fargo Securities, LLC ($104,000,000)

BofA Securities, Inc. ($40,000,000)

MUFG Securities Americas Inc. ($40,000,000)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the accompanying prospectus supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.